UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-14394


(Check One) [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and
[ ] Form N-SAR


For period ended   February 22, 1998


[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K


For the Transition Period Ended


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                          PART I REGISTRANT INFORMATION

Full name of registrant:                   Town & Country Corporation

Former name if applicable:                 n/a

Address of principal executive
  office (street and number):              25 Union Street

City, state and zip code:                  Chelsea, Massachusetts 02150

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                        PART II: RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[*]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.

            * The registrant filed a no action letter with the Commission dated
              May 18, 1998, seeking relief from filing requirements, under Exchange Act Release No. 9660, Section 12(h) of the Exchange Act and Exchange Act Rule 12(b)-21. Should the Commission grant the relief requested during the 15 days allowed by this extension the registrant would not be required to file its form 10-K.


                               PART III: NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (attach extra sheets if needed).

On November 17, 1997 (the "Petition Date"), Town & Country Corporation ("TCC") filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Massachusetts Eastern Division (Chapter 11 Case No. 97-20872-WCH). On November 17, 1997, TCC also filed a Plan of Reorganization, as amended (the "Plan") and Disclosure Statement regarding the Plan, as amended. TCC publicly announced the filing of its petition for relief and the filing of the Plan in a press release dated November 17, 1997. In addition, TCC filed a Current Report on Form 8-K with respect to its bankruptcy filings on November 24, 1997. Since the Petition Date, TCC has continued to operate its business and manage its properties as a debtor-in-possession while the reorganization case is pending.

The Plan provides for the cancellation of all of the outstanding shares of capital stock of TCC, and the issuance of new stock to TCC Holdings, Inc. ("TCC Holding"). The Plan provides that TCC Holdings will be a newly-formed parent corporation of TCC which will be wholly-owned by the current holders of TCC's 13% Senior Subordinated notes due May 31, 1998 (the "Noteholders"). It is presently anticipated that following confirmation of the Plan, TCC's capital stock, which will not be registered under the Exchange Act, will be held only by TCC Holdings and TCC Holdings, in turn, will be held of record by approximately 35 persons, most of whom will be financial and other institutions. The date of the confirmation hearing has been set for May 26, 1998 and assuming that the Plan is confirmed, TCC expects the effective date to occur on or about May 29, 1998.

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The burdens on TCC's remaining management and other personnel resulting from the need to focus on reorganization-related matters no longer permit the review and preparation of periodic reports. In addition to the lack of human resources, TCC no longer has the financial resources necessary to comply adequately with its reporting obligations under the Exchange Act. Furthermore, given the sporadic trading in TCC's securities, the impending elimination of all of TCC's publicly held securities pursuant to the terms of the Plan and TCC's reporting and disclosure obligations in connection with the reorganization case, TCC has requested modified reporting requirements in a letter to the Commission dated
May 18, 1998.

                           PART IV: OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification:

              Julie Furrier           (617) 884-8500

(2) Have all other periodic reports required under Section 13 or 14(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates that its operating loss will be approximately $27.5 million for the year ended February 22, 1998 as compared to loss from operations of approximately $54.8 million for the year ended February 23, 1997. The Company also currently anticipates that it will have a net loss of approximately $52.5 million for the year ended February 22, 1998, as compared to a net loss of approximately $62.3 million for the year ended February 23, 1997.

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--------------------------------------------------------------------------------
TOWN & COUNTRY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
--------------------------------------------------------------------------------
                                                     Twelve Months Ended
                                                     -------------------
                                                 February 22,    February 23,
                                                     1998            1997
                                                 ------------    ------------
Net sales                                        $117,425,376    $209,152,862

Income/(loss) from operations                     (27,470,576)    (54,782,101)

Net income/(loss)                                $(52,516,933)   $(62,278,035)

--------------------------------------------------------------------------------
Income/(loss) attributable to
common stockholders                              $(52,979,322)   $(63,018,714)
--------------------------------------------------------------------------------

Income/(loss) per common share                   $      (2.01)   $      (2.47)

Weighted average common and
  common equivalent shares outstanding           $ 26,326,419    $ 25,504,218
--------------------------------------------------------------------------------

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TOWN & COUNTRY CORPORATION (name of registrant as specified in charter) has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  May 26, 1998                          By /s/Veronica M. Zsolcsak
                                               -----------------------
                                               Veronica M. Zsolcsak
                                               Chief Financial Officer


Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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